Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated November 16, 2009, relating to (i) the consolidated financial statements and financial statement schedule of Tyco International Ltd. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of new accounting principles and a change in the depreciation method and estimated useful life for pooled subscriber system assets and related deferred revenue) and (ii) the effectiveness of the Company’s internal control over financial reporting (which report expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting) appearing in the Annual Report on Form 10-K of the Company for the year ended September 25, 2009.

/s/ DELOITTE & TOUCHE LLP

New York, New York
May 14, 2010